May 14, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street
Washington, D.C. 20549-6010
Attn: Daniel Morris, Special Counsel

Re:	Vishay Precision Group, Inc.
Registration Statement on Form 10
Filed March 26, 2010
File No. 001-34679

Dear Mr. Morris:

We wish to supplement our response, dated May 6, 2010, to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in its letter dated April 22, 2010, relating to the above referenced filing of Vishay Precision Group, Inc. (“VPG”). For your convenience, the Staff’s comment (including its numbering in the original comment letter) with respect to which we provide a supplemental response has been restated below in their entirety.

Index to Combined and Consolidated Financial Statements, page F-1 General

70. Please update the financial statements and related disclosures in your filing as required by Rule 3-12 of Regulation S-X.

Response: Amendment No. 2 to the initial Form 10 filing, filed via EDGAR on May 14, 2010, includes interim financial data for the period ended April 3, 2010 as required by Rule 3-12 of Regulation S-X.

* * * * *

U.S. Securities and Exchange Commission
May 14, 2010

Additionally, VPG makes the following representations:
  VPG is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
  VPG may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me at 484-321-5300 if you have any questions regarding this letter.

Very Truly Yours,

/s/ William M. Clancy

William M. Clancy
Corporate Secretary and Chief Financial Officer
designate, Vishay Precision Group, Inc.